UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan
Financial Statements
December 31, 2016 and 2015

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Index December 31, 2016 and 2015

*Supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 26, 2017

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Statements of Net Assets Available for Benefits December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$—	$182,976,174

Receivables:
Notes receivable from participants	—	2,481,278
Employer contributions	—	2,027,817
Net assets available for benefits	$—	$187,485,269

The accompanying notes are an integral part of these financial statements.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2016

2016

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$128,574
Dividends	3,174,086
Net appreciation in fair value of investments	13,801,389
Net investment income	17,104,049

Interest on notes receivable from participants	125,350

Contributions
Employer	7,649,783
Employee	12,221,111
Rollovers	2,686,674
Total contributions	22,557,568
Total additions	39,786,967

Benefits paid to participants	(14,387,055)
Administrative expenses	(19,210)
Total deductions	(14,406,265)

Net increase prior to transfers from and to other plans	25,380,702

Transfer from Swett & Crawford 401(k) Retirement Plan	92,210,738
Transfer to BB&T Corporation 401(k) Savings Plan	(305,076,709)
Net decrease	(187,485,269)

Net assets available for benefits
Beginning of year	187,485,269
End of year	$—

The accompanying notes are an integral part of these financial statements.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

1.	Description of the CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan
The following description of the CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Effective December 31, 2016, the Plan was merged into the BB&T Corporation 401(k) Savings Plan ("BB&T Plan"). Plan investments were transferred in-kind to the BB&T Plan, including notes receivable from participants.

General
The Plan was a defined contribution plan available to qualifying employees of CRC Insurance Services, Inc. (the "Corporation"), an indirect subsidiary of BB&T Corporation ("BB&T"). TAPCO Underwriters, Inc., a subsidiary of CRC Insurance Services, Inc., was a participating employer. The Plan, which was established effective October 1, 1984, was amended and restated as of January 1, 2015. BB&T was the Plan Sponsor and the BB&T Board of Directors (the "Board") was responsible for oversight of the Plan, including the appropriateness of the Plan's investment offerings, and monitoring of investment performance. In accordance with the Plan Agreement, certain of the Board's responsibilities were delegated to the Employee Benefits Plan Committee. The Plan was subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA").

During 2016, The Swett & Crawford Group, Inc. was acquired by BB&T. As a part of this acquisition, effective July 29, 2016, the Swett & Crawford 401(k) Retirement Plan merged with and into the Plan.

Eligibility for Participation
The Plan covered all employees of CRC Insurance Services, Inc. and participating employers who met age and service requirements. Employees were eligible to make salary reduction contributions immediately after employment with the Corporation and were eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they had worked at least 1,000 hours. Participation in the Plan was based on voluntary election by each employee.

Contributions
Participants could have elected to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan Agreement, on a pre-tax basis subject to the Internal Revenue Code ("IRC") limitations. In addition, the Plan had a Roth feature that allowed for after-tax contributions. Eligible participants who had attained the age of 50 before the close of the plan year could have made catch-up contributions up to $6,000. The Corporation could have made discretionary matching contributions and discretionary profit sharing contributions at the discretion of the Board. For 2016 and 2015, the Corporation made matching contributions equal to 50 percent of each participant's deferrals and profit sharing contributions equal to 3 percent of each participant's gross compensation, which was a total discretionary profit sharing contribution of $1,985,726 and $2,027,817 in 2016 and 2015, respectively. However, no employer matching contribution was provided for catch-up contributions. Participants could have made changes in their contribution percentage at any time. Allocations among fund options offered by the Plan could have been changed on a daily basis. Participants could have also contributed funds from other tax-qualified plans as rollover contributions.

Vesting
Participants were immediately vested in their contributions, employer contributions and actual earnings allocated to their account. Nonvested employer matching contributions could have occurred as a result of participants in predecessor plans that had terminated their employment with their employer.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

Notes Receivable from Participants
Participants could have borrowed from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service ("IRS") or 50 percent of their account balance. The minimum loan amount allowed by the Plan was $1,000. Only one loan could have been taken during the Plan year and a participant could have had only one loan outstanding at any time. The interest rate charged on amounts borrowed was equal to the Corporation's prime lending rate plus 1 percent at the loan origination date. Principal and interest was paid ratably through payroll deductions. Loans from merged plans were carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant could have elected to have distributions paid from their account in installments, a lump sum or any combination of the two. Effective October 1, 2013, retired participants could have elected monthly installment payments to occur over a period not to exceed fifteen years. Hardship withdrawals were allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant's individual account was credited with the participant's contributions and allocations of matching contributions, discretionary profit sharing contributions, earnings (losses) on the account and administrative expenses. Allocations of earnings (losses) and expenses were based upon the market activity and fees of the investment options selected by the participant. Allocation of discretionary profit sharing contributions was on a pro rata basis based on each participant's compensation. The benefit to which a participant was entitled was the benefit that could have been provided from the participant's vested account.

Forfeitures
Forfeitures represented nonvested employer matching contributions. At December 31, 2015, forfeited accounts totaled $2,070. Forfeitures were used to reduce employer contributions. In 2016, contributions by the employer were reduced by $2,070 from the forfeiture account.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses were paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that were paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor paid certain administrative fees related to professional services provided to the Plan (see Note 7). Investment-related fees were included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees were recorded as administrative expenses. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan Agreement. No allowance for credit losses was recorded as of December 31, 2016 or 2015.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

Investment Valuation and Income Recognition
Participants could have directed the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts and an associate insured deposit account, each of which offered different degrees of risk and return. There was also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determined the Plan's valuation policies utilizing information provided by the custodian. The Plan's investments were stated at fair value. Refer to Note 5 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income on mutual funds was recorded on the ex-dividend date. Capital gain distributions on mutual funds were included in dividend income. Dividend income on BB&T Corporation common stock was recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 5.

Payment of Benefits
Benefits claims were recorded when they had been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.	New Accounting Pronouncements
In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share. This guidance modified the disclosure requirements for certain investments in the Plan's financial statements.  The Plan adopted this guidance effective January 1, 2016.The adoption of this guidance did not have a material effect on the Plan's financial statements.

4.	Associate Insured Deposit Account
The Plan invested in an associate insured deposit account, which was a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company ("Branch Bank") was required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rate reset monthly based on market yields for United States Treasury Notes with a one-year maturity. The rate credited was based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the year ended December 31, 2016 ranged from 0.95 percent to 1.18 percent and the average yield rate was 1.07 percent. The crediting interest rates for the year ended December 31, 2015 ranged from 0.63 percent to 0.89 percent and the average yield rate was 0.77 percent.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

5.	Fair Value of Financial Instruments
Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.

Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1
Level 1 asset and liability fair values were based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities included mutual funds and common stock traded on an exchange or listed market. In addition, the Plan offered a self-directed brokerage option that held mutual funds and common stock, which were traded on an exchange or listed market.

Mutual funds were valued at the daily closing price as reported by the fund. Mutual funds held by the Plan were open-end funds registered with the Securities and Exchange Commission. These funds were required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan were deemed to be actively traded. Common stock was valued at the closing price reported on the active market on which the individual securities traded.

Level 2
Level 2 asset and liability fair values were based on observable inputs that included: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that were not active; or other inputs that were observable in the market and could have been corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities included the associate insured deposit account and common/collective trusts.

The associate insured deposit account was carried at amortized cost, which approximated fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the associate insured deposit account.

The fair value of the common/collective trusts was based on NAV, as provided by the trustee. The NAV was based on the fair value of the underlying investments held by the fund less its liabilities. Participants' transactions (purchase and sales) could have occurred daily. The common/collective trusts had a readily determinable fair value in that NAV was determined and made available to the Plan daily, and was the basis for current transactions. The common/collective trusts had a daily redemption frequency, redemption notice period of 30 days to one year, and no unfunded commitments.

Level 3
Level 3 assets and liabilities are financial instruments whose value was calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value required significant management judgment or estimation. These methodologies could have resulted in a significant portion of the fair value being derived from unobservable data. As of December 31, 2016 and 2015, there were no Level 3 assets or liabilities.

The methods described above may have produced a fair value calculation that may not have been indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2015
	Total	Level 1	Level 2
BB&T common stock	$591,846	$591,846	$—
Mutual funds	87,960,349	87,960,349	—
Self-directed investments	490,926	490,926	—
Associate insured deposit account	458,199	—	458,199
Common/collective trusts	93,474,854	—	93,474,854
Total investments at fair value	$182,976,174	$89,043,121	$93,933,053

There were no transfers between levels during 2016 or 2015.

6.	Tax Status
On March 31, 2014, the IRS stated that the prototype adopted by the Plan, as then designed, qualifies under IRC Section 401(a). The Plan did not receive a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan was designed and was operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator analyzed the tax positions of the Plan, and concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken that required recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7.	Related Party and Party-In-Interest Transactions
Included in the Plan assets were BB&T common stock, mutual funds advised by a subsidiary of BB&T, and an associate insured deposit account with Branch Bank. Balances, income and transactions related to these investments, which were party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2016	2015
BB&T common stock	$—	$591,846
Mutual funds	—	33,293,889
Associate insured deposit account	—	458,199

For the year ended
December 31, 2016
Dividends on BB&T common stock	$25,017
Dividends on investments in mutual funds	1,258,761
Interest on associate insured deposit account	36,655

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan Notes to Financial Statements December 31, 2016 and 2015

In addition, the cost of administrative services rendered by BB&T's Trust Division was party-in-interest and totaled $11,813 for the year ended December 31, 2016. The expenses paid through the Plan included only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there were fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opted to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $1,994 and $5,404, respectively for the year ended December 31, 2016.

8.	Risks and Uncertainties
The Plan invested in various investment securities. Investment securities were exposed to various risks such as interest rate, market and credit risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CRC Insurance Services, Inc. 401(k) Profit Sharing Retirement Plan

Date:	6/26/2017	By:	/s/ Steven L. Reeder
Steven L. Reeder Senior Vice President & Benefits Manager